UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA
SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 20, 2020	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, March 20, 2020

Messrs.
Comisión Nacional de Valores (CNV) (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

S                      /                       D

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event
COVID-19 and Decree No. 297/2020

We are writing to you in order to comply with section 2, Chapter I, Title XII of the CNV Rules.

In this regard, in compliance with Decree No. 297/2020 issued by the Argentine Government which provides for social, preventive and mandatory isolation until March 31, 2020, we inform that we have suspended the production and dispatch of cement, concrete and aggregates operations until the conditions necessary to resume activities are in place. However, the Company will take the necessary measures to supply its products in accordance with the exceptions described in the Decree.

Likewise, we have temporarily suspended the construction project of the second line of the L´Amalí Plant, in Olavarría. We have also arranged for the Company's administration staff to continue working remotely from their homes.

Finally, we inform that we have formed a Crisis Committee in order to monitor and evaluate the implementation of measures to mitigate the effects derived from this situation.

Sincerely,

___________________
Marcos Isabelino Gradin
Investor Relations Officer